FORM 4 Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section
17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the
Investment Company Act of 1940

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1. Name and Address of Reporting Person * Kill, Robert H. (Last) (First) (Middle) 17400 Medina Road (Street) Plymouth, MN 55447 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Ciprico Inc. CPCI 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for (Month/Day/Year) October, 11 2002 5. If Amendment, Date of Original (Month/Day/Year)

 6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

   X   Director

      10% Owner

   X   Officer (give title below)

      Other (specify below)

President and CEO

 7. Individual or Joint/Group
     Filing (Check Applicable Line)

  X   Form filed by One Reporting Person

      Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								60,798*	D
Common Stock	Previously reported							20,000	I	By Spouse

*Includes 1,561 shares acquired under issuer’s Employee Sock Purchase Plan since last report.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Employee Stock Option (right to buy)	$13.813	Previously Reported						(1)	1/29/03	Common Stock	15,000	None	15,000	D
Employee Stock Option (right to buy)	$9.875	Previously Reported						(2)	1/28/06	Common Stock	7,500	None	7,500	D
Employee Stock Option (right to buy)	$9.875	Previously Reported						(3)	1/28/06	Common Stock	7,500	None	7,500	D
Employee Stock Option (right to buy)	$9.875	Previously Reported						(1)	1/30/02	Common Stock	10,000	None	10,000	D
Employee Stock Option (right to buy)	$10.125	Previously Reported						(1)	1/28/06	Common Stock	30,000	None	30,000	D
Employee Stock Option (right to buy)	$3.90	10/5/01		A	V			(1)	1/28/06	Common Stock	30,000	None	30,000	D
Employee Stock Option (right to buy)	$2.89	10/11/02		A				(1)	10/22/04	Common Stock	20,000	None	20,000	D

Explanation of Responses:
(1)            Exercisable 25% per year during second through fifth years after initial grant date.

(2)            Exercisable as to 3,750 shares on 1/28/00 and as to 3,750 shares on 1/28/01.

(3)            Exercisable as to 3,750 shares on 1/28/02 and as to 3,750 shares on 1/28/03.

Robert H. Kill ** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form4.htm

Last update: 09/05/2002